UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 700

Chevy Chase, MD 20815

(301) 656-8500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,886,771 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,886,771 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,886,771
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person IA

(1)	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”).

CUSIP No.: 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,886,771 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,886,771 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,886,771
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person IN

(1)	Consists of 2,886,771 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

CUSIP No.: 294100102

1	Name of Reporting Person Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 30,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person IN

CUSIP No.: 294100102

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”). This Amendment No. 14 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 filed with the SEC on December 4, 2020, Amendment No. 2 filed with the SEC on December 7, 2020, Amendment No. 3 filed with the SEC on December 8, 2020, Amendment No. 4 filed with the SEC on December 14, 2020, Amendment No. 5 filed with the SEC on December 18, 2020, Amendment No. 6 filed with the SEC on December 21, 2020, Amendment No. 7 filed with the SEC on December 22, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on December 29, 2020, Amendment No. 10 filed with the SEC on December 30, 2020, Amendment No. 11 filed with the SEC on December 31, 2020, Amendment No. 12 with the SEC on January 5, 2021 and Amendment No. 13 with the SEC on January 15, 2021 (as amended, the “Schedule 13D”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Item 3 is hereby amended and supplemented as follows:

RAM is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940. As investment advisor to the Fund, RAM caused the Fund to purchase 184,212 shares of Common Stock of the Issuer. The aggregate purchase price of the 184,212 shares of Common Stock beneficially owned by the Fund was $580,239.79, exclusive of brokerage commissions. The source of funding for these purchases was cash from the Fund.

On January 19, 2021, Edward Terino purchased 30,000 shares of Common Stock through an open market transaction. The aggregate purchase price of the 30,000 shares of Common Stock beneficially owned by RAM was $89,400, exclusive of brokerage commissions. The sources of funding for these purchases were personal funds.

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and supplemented as follows:

Mr. Terino purchased the Common Stock reported in this Statement for investment purposes.

On May 5, 2021, RAM delivered a letter (the “May 5 Letter”) to Mary Tagliaferri, M.D., Ian Walters, M.D., Rebecca Fischer and Dov Perlysky, in their capacity as non-executive independent directors of the Issuer. The May 5 Letter stated that Mr. Roumell believed that, by refusing to accept the resignation of Dr. Elazar Rabbani, an incumbent director who failed to receive a majority of the votes cast at the Annual Meeting held on January 4, 2021, the members of the Board acted against the will of the Issuer’s shareholders and did not fulfill their duties as stewards of shareholder interests. The May 5 Letter also urged the Issuer to begin providing more timely updates on the initiatives previously started, including hiring executive search firm Korn Ferry to identify CEO candidates, hiring the former CEO of LabCorp, Gary M. Huff, as the Board’s strategic consultant, and hiring a financial advisor to evaluate strategic alternatives. A copy of the May 5 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,228,567 shares of Common Stock outstanding, as of March 8, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2020 filed with the SEC on March 16, 2021.

A.	RAM

(a)	As of the close of business on May 4, 2021, RAM beneficially owned 2,886,771 shares of Common Stock. These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,886,771

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,886,771

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Roumell

(a)	As of the close of business on May 4, 2021, RAM beneficially owned 2,886,771 shares of Common Stock which Mr. Roumell, as President of RAM, may be deemed to beneficially own.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,886,771

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,886,771

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Roumell has not participated in any transaction in the shares of Common Stock during the past 60 days.

C.	Mr. Loar

	(a)	As of the close of business on May 4, 2021, Mr. Loar did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

	(c)	Mr. Loar has not participated in any transaction in the shares of Common Stock during the past 60 days.

D.	Mr. Terino

	(a)	As of the close of business on May 4, 2021, Mr. Terino owned 30,000 shares of Common Stock.

Percentage: 0.1%

(b)	1. Sole power to vote or direct vote: 30,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 30,000

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Terino has not participated in any transaction in the shares of Common Stock during the past 60 days.

As of the close of business on May 4, 2021, the Reporting Persons collectively beneficially owned an aggregate of 2,916,771 shares of Common Stock, constituting approximately 6.0% of the shares of Common Stock outstanding.

Each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not beneficially owned by such Reporting Person.

(d)	Investors in the Fund have the right to receive or direct the receipt of dividends from the 2,886,771 shares of Common Stock, but proceeds from the sale of such shares become assets of the Fund.

(e)	Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS:

99.1	Letter dated May 5, 2021.

CUSIP No.: 294100102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2021	James C. Roumell

	By:	/s/ James C. Roumell
	Name:	James C. Roumell

May 5, 2021	Roumell Asset Management, LLC

	By:	/s/ James C. Roumell
	Name:	James C. Roumell
	Title:	President

May 5, 2021	Matthew M. Loar

	By:	/s/ Matthew M. Loar
	Name:	Matthew M. Loar

May 5, 2021	Edward Terino

	By:	/s/ Edward Terino
	Name:	Edward Terino

SCHEDULE A

Transactions in shares of Common Stock During the Past 60 Days

ROUMELL ASSET MANAGEMENT, LLC

Shares of Common Stock Purchase / Sold	Price Per Share	Date of Purchase / Sale
10,550 (Sold)(1)	$3.48	3/31/2021
5,340 (Sold)(1)	3.51	4/7/2021
4,320 Sold)(1)	3.46	4/8/2021
24,500 (Sold)(1)	3.31	4/12/2021
9,212 (Bought)(2)	3.34	4/26/2021
25,000 (Bought)(2)	3.30	4/27/2021
100,000 (Bought)(2)	3.21	4/29/2021
50,000 (Bought)(2)	2.93	5/4/2021

[1]	Sold by RAM on behalf of its client advisory accounts to accommodate account liquidations. All transactions were conducted in the open market for cash. Prices do not reflect brokerage commissions paid.
[2]	Bought by RAM on behalf of the Fund through open market purchases. Prices do not reflect brokerage commissions paid.